CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: (858) 523-5400 Fax: (858) 523-5450 www.lw.com

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CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

March 24, 2006

VIA EDGAR AND FED EX

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Basin Water, Inc.

Registration Statement on Form S-1

Filed February 13, 2006

File Number 333-131794

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated March 10, 2006 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Basin Water, Inc. (“Basin Water”) as set forth below. Simultaneously with the filing of this letter, Basin Water is submitting (by EDGAR) Amendment No. 1 to the Registration Statement (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.

Basin Water’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Basin Water’s response for each item below. Please note that because of the commercially sensitive nature of portions of the information contained in Comment Nos. 46 and 47, this submission is accompanied by a request for confidential treatment for those portions of information.

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General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Basin Water’s Response: Basin Water respectfully acknowledges the Staff’s comment and will include a bona fide price range and other previously omitted information that is dependent on the price range and the number of shares to be offered in a pre-effective amendment to the Registration Statement which will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses for the offering.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Basin Water’s Response: In accordance with the Staff’s comment, we have provided the Staff with the gatefold, pictures, graphics and artwork that Basin Water intends to use in the prospectus as Exhibit A to this letter.

3.	Please update your registration statement and include the next annual audited set of financial statements, December 31, 2005. Also provide a comparable discussion of the additional period in your management’s discussion and analysis. See Rule 3-12(b) of Regulation S-X.

Basin Water’s Response: In accordance with the Staff’s comment, Basin Water has updated the registration statement to include its audited financial statements for the year ended December 31, 2005 (and correspondingly excluded the audited financial statements for the year ended December 31, 2002). It has also revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” on pages 33 to 51 of the Amendment to include a comparable discussion of this additional period, taking into account the Staff’s comments directed to management’s discussion and analysis.

Inside Front Cover Page

4.	The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate the first paragraph beneath the table of contents and the “Industry and Market Data” section to a more appropriate location in the prospectus.

Basin Water’s Response: Basin Water acknowledges the Staff’s comment and has relocated the identified disclosure to page 26 of the Amendment after “Risk Factors.”

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Industry and Market Data

5.	We note your representation that some of the information in the prospectus is based on government publications and that you have not independently verified the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

Basin Water’s Response: Basin Water has revised the disclosure which has been moved to page 26 of the Amendment in accordance with the Staff’s comment.

Prospectus Summary, page 1

Our Company, page 1

6.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. As currently disclosed, this section appears lengthy and repeats much of the information fully discussed in the business section. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of any comments issued in the business section.

Basin Water’s Response: Basin Water has revised the disclosure in the Prospectus Summary in accordance with the Staff’s comment. In particular, the discussion of “Our Strategy” has been significantly condensed. Please refer to the revisions on pages 1 to 3 of the Amendment.

7.	Please define “scaleable ion-exchange wellhead treatment system,” as used in the first sentence of this section. In this regard, please define all technical or industry-specific terms throughout your filing.

Basin Water’s Response: Basin Water has revised the Amendment on page 1 and throughout the Amendment in accordance with the Staff’s comment. Please note that in light of its explanation of the term “scaleable ion-exchange wellhead treatment system” on page 1 of the Amendment, Basin Water respectfully submits that it should be able to use this term in other portions of the Amendment when describing its water treatment system.

8.	We note that you disclosed certain large customers beginning in the second full paragraph. Please delete the names of your customers here and throughout the prospectus, unless the customer provides 10% or more of your revenues. Please delete your customers’ trading symbols as they do not appear to be relevant to your offering.

Basin Water’s Response: Basin Water acknowledges the Staff’s comment and has revised the disclosure to delete its customers’ trading symbols in accordance with the Staff’s comment.

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However, Basin Water respectfully submits that it should be allowed to include in its disclosure the customers discussed in the second full paragraph of the Prospectus Summary. American Water (through its subsidiary Arizona American Water Company) provided 12% of Basin Water’s revenues in 2005. Though California Water Service Group and American States Water Company did not provide 10% of Basin Water’s revenues in 2005, they represent a significant portion of Basin Water’s business and did provide more than 10% of Basin Water’s revenues in each of 2003 and 2004 (through their subsidiaries California Water Services Company and Golden State Water Company, respectively). Additionally, these customers have entered into long-term contract arrangements with Basin Water, which are important in that they increase the company’s backlog and reflect a significant portion of Basin Water’s installed capacity. In addition, Basin Water believes that this disclosure is important to investors because (i) the customers identified are representative of Basin Water’s municipality and water district customers in general and (ii) disclosure of these customers assists investors in understanding Basin Water’s business, including the nature of the company’s target customers and its business model.

9.	We note your disclosure, “[i]n January 2006, the state of California, recognizing its major water quality and supply difficulties, proposed a $29.0 billion water management program to meet the needs of its large and growing population.” Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.

Basin Water’s Response: Basin Water has revised the Amendment on page 1 and throughout the document in accordance with the Staff’s comment.

Risk factors, page 8

10.	In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

•	In order to operate our business successfully…, page 13;

•	Changes in governmental regulation…, page 16;

•	Our business would be adversely affected…, page 17;

•	Changes in, or interpretations of, accounting rules…, page 22; and

•	We will incur increased costs…, page 26.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry,

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offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

Basin Water’s Response: Basin Water acknowledges the Staff’s comment and has revised the risk factors on pages 8 to 25 of the Amendment in accordance with the Staff’s comment. In particular, Basin Water has more specifically disclosed the material risks particular to the company arising from the risk factors.

11.	Some of your risk factors indicate that if the risk materializes, it could have a material effect on your “[b]usiness, operating results, financial condition and prospects” or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Basin Water’s Response: Basin Water has revised the risk factors on pages 8 to 25 of the Amendment in accordance with the Staff’s comment.

We have identified material weaknesses in our internal control..., page 20

12.	Please reduce the length of this risk factor to state only the specific material risk to the investor and relocate the remaining disclosure to the body of the prospectus. In that remaining disclosure, please disclose your timetable for remediating the material weaknesses you have described.

Basin Water’s Response: Basin Water has revised the risk factor on pages 20 to 21 of the Amendment in accordance with the Staff’s comment, relocating disclosure to page 47 of the amendment and adding a description of Basin Water’s expected timetable for remediation of the material weaknesses described.

13.	We note your disclosure, “These material weaknesses in internal control over financial reporting caused our disclosure controls and procedures to not be effective at a reasonable assurance level for these three years.” The three years referred to are 2002, 2003 and 2004, when you were a non-reporting, private company. To refer to your “disclosure controls and procedures” in past years appears inappropriate because it is defined in Rule 13a-15(e) as relating to information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act and to allowing timely decisions regarding required disclosure. Accordingly, please remove your reference to “disclosure controls and procedures” as it relates to your past years.

Basin Water’s Response: Basin Water has removed reference to “disclosure controls and procedures” as it related to its past years in accordance with the Staff’s comment. Please refer to pages 20 to 21 of the Amendment.

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We can provide no assurance regarding our conclusions..., page 26

14.	This risk factor appears premature because you are discussing a risk relating to certain conclusions that you will make as of December 31, 2007. Accordingly, please remove the risk factor.

Basin Water’s Response: Basin Water has removed this risk factor in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results..., page 35

15.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, including recent regulatory changes, and

•	material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

For example, we note that you have priced your products more competitively recently. You should consider discussing the impact of this change on earnings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Basin Water’s Response: Basin Water has added an “Outlook” section in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 33 to 34 of the Amendment and included additional disclosure throughout this section in response to the Staff’s comment.

Financial Operations Review, page 35

16.	Expenses incurred to compensate employees and sell groundwater treatment systems appear to be an integral part of your continuing operations. Additionally, GAAP measures are not permitted to be adjusted for recurring items. Please advise or revise your filing to remove all references to adjusted EBITDA. See Item 10(e)(ii)(A) of Regulation S-K.

Basin Water’s Response: Basin Water has revised the disclosure under “Non-GAAP Measures” to remove all references to adjusted EBITDA in accordance with the Staff’s comment. Please refer to pages 36, 48 and 49 of the Amendment.

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Critical Accounting Policies, page 37

17.	We refer you to page 39. Please tell us the original assumptions used to develop an estimated fair value for stock options and support your rationale for each revised assumption employed in your fourth quarter fiscal 2005. Tell us the impact these revised assumptions had on compensation charges in the fourth quarter and on deferred compensation estimates in each future period, if at all. Also tell us how the revisions to your assumptions in the fourth quarter were impacted by your pending adoption of SFAS No. 123(R).

Basin Water’s Response: Basin Water has revised the Amendment on pages 37 to 38 in accordance with the Staff’s comment. Please also refer to the revisions to Note 2 to the audited financial statements on pages F-10 to F-11 of the Amendment. There were no revisions to the assumptions used to value stock options other than the fair value of the underlying common stock at the date of stock option grant.

18.	We note you disclose the accelerated recognition of expense for share based payments. See page 39. Please describe the facts and circumstances surrounding the modification of the terms or conditions to these stock options and the impact of this modification on your results of operations. See paragraphs 35 and 47.f. of SFAS No. 123.

Basin Water’s Response: Basin Water acknowledges the Staff’s comments. By way of clarification, there were no modifications of the terms and conditions of any stock options during fiscal 2005. However, as more fully detailed in the response to Comment Nos. 46 and 47 herein, in the fourth quarter of 2005, Basin Water re-evaluated the fair value of its common stock and, to the extent that stock options were issued and the underlying fair value of the common stock was in excess of the exercise price of such options on the date of grant, Basin Water has recorded deferred stock-based compensation expense for such excess amounts in its 2005 financial statements. Basin Water has revised the Amendment on pages 37 to 38 to reflect this expense. Please also refer to the revisions in Note 2 to the audited financial statements on page F-10 to F-11 of the Amendment.

Results of Operations, page 40

Gross Profit, page 41

19.	Please expand your narrative to discuss the impact underlying key variables have had on your gross profit. For the nine month period ended September 30, 2005 we note your gross profit decreased ten percent over the comparable interim period. Include the effects of the rising costs of salt, labor costs, depreciation expense, discounts and fees paid in connection with the Shaw marketing agreement and other pertinent material factors, as applicable.

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Basin Water’s Response: Basin Water has revised the Amendment on pages 40 to 41 to reflect the Staff’s comment and to reflect results for the entire 2005 fiscal year. Basin Water also notes that gross profit percentage remained substantially unchanged at 42% and 41% for fiscal years 2005 and 2004, respectively.

Years ended December 31, 2002, 2003 and 2004, page 42

20.	We note you state revenue and accounts receivable increases are attributable to an increase in customers, but that does not explain the variability in financial measures that assess your financial condition and operating performance. It appears your collection of trade receivables improved from 2003 to 2004 and then deteriorated from 2004 to 2005. For example, the number of times you collected receivables in one year was 3.2 times in fiscal 2003, 4.2 times in 2004 and 2.2 times in fiscal 2005. Also, the number of days that sales are not collected during the same three fiscal periods was approximately 112 days, 86 days and 165 days. Given that accounts receivable is a significant portion of your balance sheet we request you enhance your discussion and describe the material changes, events and trends that have impacted revenue and receivables. Include any unique transactions, changes in trade payment terms, disputed change orders, backlogs and other pertinent factors, as applicable.

Basin Water’s Response: Basin Water acknowledges the Staff’s comment, and has revised the Amendment on page 42 under “Liquidity and Capital Resources” and on page 43 under “– Operating Activities” to address the Staff’s comment.

Liquidity and Capital Resources, page 43

21.	Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please also describe any known material trends, favorable or unfavorable, in your capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. See Item 303(a)(1) and (2) of Regulation S-K.

Basin Water’s Response: Basin Water has revised the Amendment on pages 42 to 43 in accordance of the Staff’s comment.

Contractual Obligations, page 47

22.

Please revise your table to list, or disclose in an accompanying note, the amount of estimated long-term debt interest payments including any assumptions used to estimate these payments. Also, include payments for purchase obligations to the extent they are enforceable and legally binding as of your balance sheet date. Include in your consideration commitments for water treatment systems capital expenditures, raw material purchase commitments and the BWCA commitment

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fee, as applicable. See Item 303(a)(5)(ii) of Regulation S-K and Section IV of SEC Release 33-8350.

Basin Water’s Response: Basin Water has revised the Amendment on page 46 in accordance of the Staff’s comment.

Controls and Procedures, page 47

23.	We note that you have disclosed the definition of “material weakness.” Please expand your disclosure to indicate the source of the definition.

Basin Water’s Response: Basin Water has revised the disclosure on page 47 of the Amendment to indicate the source of the definition of “material weakness” in accordance with the Staff’s comment.

Business page 52

24.	Please expand your disclosure to describe the general development of your business during the past five years, or any earlier periods if material to understanding the general development of your business. See Item 101(a) to Regulation S-K.

Basin Water’s Response: Basin Water has revised the disclosure to include a brief history of the company’s development during the past five years under “Company History.” Please refer to pages 58 to 59 of the Amendment.

25.	According to the first risk factor on page 14, part of your growth strategy includes the acquisition and integration of complementary technologies and other assets. Please expand your disclosure in this section to discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire certain technologies or other assets.

Basin Water’s Response: Basin Water acknowledges the Staff’s comment. Basin Water has revised the disclosure in the risk factor entitled “As part of our growth, we intend to increase our ability to provide service to our customers under recurring revenue contracts,…” on page 14 of the Amendment to omit any reference to any acquisition and integration of complementary technologies and other assets. Please note that such acquisition and integration of technologies and assets is not currently part of Basin Water’s growth strategy.

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Our Solutions and Strengths, page 55

26.	We note your disclosure that your system produces waste rates lower than that of many of your competitors. You further state that your nitrate and arsenic waste rates are 0.40% and 0.05%, respectively. For comparison, please disclose the average waste rates of your competitors.

Basin Water’s Response: Basin Water believes that, with respect to nitrate and arsenic applications that use ion exchange technology, its competitors’ waste rates range from 1.5% to 5.0%. Basin Water’s bases this information on feedback from its customers, including in an article entitled “City of Pomona takes a forward-looking approach to leveraging local water resources,” Journal AWWA, Vol 97, No. 9 (September 2005), and the knowledge of its management team and sales representatives who have extensive experience in the industry. Basin Water is providing to the Staff, on a supplemental basis, a copy of the article published in Journal AWWA (with the relevant portion of the article highlighted), attached hereto as Exhibit B.

27.	We note your disclosure in the last paragraph on page 56 that “[M]any groundwater treatment solutions use significant amounts of electrical power in order to remove contaminants from groundwater effectively.” Please provide examples to illustrate and support your claim.

Basin Water’s Response: Basin Water has revised the disclosure on page 56 of the Amendment to include discussion of competing groundwater treatment solutions that use significant amounts of electrical power in accordance with the Staff’s comment.

28.	We note that your disclosure in this section highlights many of the benefits of your water treatment system vis-à-vis your competitors. For balance, please disclose the disadvantages, or weaknesses, of your system vis-à-vis your competitors, if any.

Basin Water’s Response: Basin Water has revised the disclosure on page 55 of the Amendment to include discussion of disadvantages of its system vis-à-vis its competitors.

Competition, page 61

29.

Please expand your disclosure to clearly indicate your competitive position within the groundwater treatment industry. We also note your disclosure that you believe that your significant relationships with water providers in the Arid West, your relationship with Shaw and the strength of your technology put you at a competitive advantage over both established companies and new companies. Please expand your disclosure to explain why these relationships and the strength of your technology put you at a competitive advantage. Clarify whether each of your competitors lack these relationships or utilize inferior technology. You further state that while your competitors are larger and have significant access to

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capital, you believe you can compete favorably based on “[l]ower costs, low waste production, compact design, time to market, treatment design expertise and service.” Please clarify whether you compete favorably in each of these categories vis-à-vis each of your competitors. If not, please revise to balance your disclosure.

Basin Water’s Response: Basin Water has revised the disclosure on pages 62 to 63 of the Amendment to include further discussion of the different categories in which Basin Water competes with its various competitors. Basin Water notes that it has not clarified whether it competes favorably in each of the categories vis-à-vis each of its competitors. Basin Water respectfully submits that inclusion of such discussion would put Basin Water at a significant disadvantage by disclosing its strategy for remaining competitive with respect to each of its different competitors.

Management, page 67

Board Composition, page 68

30.	We note your disclosure that other than Mr. Jensen, your directors “[a]re not, and have never been, employees of [y]our company....” You also disclose in the first paragraph on page 71 that “[N]one of the members of [y]our compensation committee at any time has been one of our executive officers or employees.” It appears, however, that Keith R. Solar was employed as your Secretary from November 2002 until January 2006. Please revise accordingly or explain.

Basin Water’s Response: Basin Water acknowledges the Staff’s comment. Mr. Solar has provided legal services to Basin Water through the firm Alhadeff & Solar LLP. Though Mr. Solar held the position of Secretary from November 2002 until January 2006, he was neither an employee of Basin Water nor received a salary for his services as Secretary during such time. As Secretary, Mr. Solar did not have any policy making functions and served solely in an administrative capacity for such functions as taking notes at meetings of the board of directors.

31.	Please disclose any arrangements pursuant to which your directors were selected to serve on the board of directors. See Item 401(a) of Regulation S-K.

Basin Water’s Response: In accordance with the Staff’s comment, Basin Water has revised the disclosure on page 70 of the Amendment to include discussion of Mr. Ball’s appointment to the board of directors pursuant to the purchase agreement under the XACP notes. This disclosure is also included under “Certain Relationships and Related Party Transactions” on page 84 of the Amendment. We note that the holders of the XACP notes will no longer have the right to designate a member of the board of directors upon consummation of the offering.

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Certain Relationships and Related Party Transactions, page 81

Preferred Stock Issuances, page 81

32.	Please disclose the price of the Series A and Series B warrants, as issued to William Watt, Scott Katzmann and Lindsay Rosenwald. According to your disclosure under “Investment Advisory Services” on page 84, it appears that these warrants were issued for services rendered by SCCOT Financial Group, Inc. and Paramount BioCapital, Inc. Please disclose the value of the services provided by these entities. See Item 404(a) of Regulation S-K.

Basin Water’s Response: Basin Water has revised the disclosure on page 82 of the Amendment to indicate the fair value of the warrants granted to these individuals to address the Staff’s comment.

Common Stock Issuances, page 81

33.	Please disclose the nature of the consideration paid by the listed individuals for the common shares.

Basin Water’s Response: Basin Water has revised the disclosure on page 83 of the Amendment to reflect that the nature of the consideration paid by the listed individuals for the common shares was cash and/or services rendered.

BWCA Loan, page 82

34.	Please disclose the relationship between BWCA I, LLC and Basin Water that caused you to include this disclosure in this section.

Basin Water’s Response: BWCA I, LLC holds immediately exercisable warrants to purchase 767,450 shares of Basin Water’s common stock, as a result of which BWCA I, LLC is the beneficial holder of more than five percent of Basin Water’s common stock (as reflected under “Principal Stockholders” on page 87 of the Amendment). Pursuant to Item 404(a) of Regulation S-K, Basin Water is required to disclose any transaction to which it is a party, in which the amount involved exceeds $60,000 and in which a beneficial holder of more than five percent of any class of the registrant’s voting securities has a direct or indirect material interest. The BWCA loan has a principal amount of approximately $4.0 million.

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Description of Capital Stock, page 88

35.	We note your disclosure that there were 10,303,047 shares of common stock outstanding as of December 31, 2005. Please update your disclosure, as you have already provided the number of outstanding shares as of January 31, 2006 on page 86.

Basin Water’s Response: Basin Water has revised the disclosure on page 89 of the Amendment in accordance with the Staff’s comment.

Shares Eligible for Future Sale, page 93

Lock-up Agreements, Page 94

36.	Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities prior to the expiration of the lock-up period.

Basin Water’s Response: Basin Water has revised the disclosure on page 95 and page 98 of the Amendment in accordance with the Staff’s comment based on its discussions with the underwriters.

Index to Financial Statements, Page F-1

Consolidated Balance Sheets, page F-3

37.	Please include disclosure for the estimated aggregate amortization expense of your patent costs for each of the next five fiscal years. See paragraph 45.a. of SFAS No. 142.

Basin Water’s Response: Basin Water has revised the notes to the audited financial statements in the Amendment to disclose future amortization expense of patent costs in accordance with the Staff’s comment. Please refer to Note 7 to the audited financial statements on page F-16 of the Amendment.

Statement of Operations, page F-4

38.	Please advise or revise and present service revenue separately from tangible product revenues. Also revise the presentation of cost of revenue, as applicable. See Rule 5-03(b) of Regulation S-X.

Basin Water’s Response: Basin Water has revised the statement of operations on page F-4 of the Amendment in accordance with the Staff’s comment.

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Notes to Financial Statements, page F-7

39.	Please advise or revise your registration statement to disclose existing valuation and qualifying accounts, to the extent material, as required by Rule 12-09 of Regulation S-X. Include trade accounts receivable, deferred income taxes, product warranties, provisions for anticipated losses on contracts and other material allowances, as applicable.

Basin Water’s Response: Basin Water has included a schedule of material valuation accounts as Schedule II to the audited financial statements on page F-28 of the Amendment in accordance with the Staff’s comment.

Note 2 - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

40.	Please revise your disclosure to state whether you classify contracts into fixed-price or lump-sum, cost-type, time-and-materials and/or unit-price categories. Also disclose your policy for estimating provisions for anticipated losses, whether you employ the cumulative-catch or the reallocation methods for a change in accounting estimates and the criteria used to determine when a contract is substantially complete.

Basin Water’s Response: Basin Water has revised Note 2 to the audited financial statements on page F-7 of the Amendment to address the Staff’s comments.

41.	Since long-term service contracts are generally outside of the scope of SOP 81-1, please disclose the model you use to recognize revenue for long-term service contract revenue. Tell us how you account for service fees when a customer purchases a water treatment system as opposed to situations when there is no sale. Tell us why recognizing service revenue on a straight-line basis is the method that best represents the pattern of performance. Include the amount of service fees recognized in 2002, 2003 and 2004 and tell us how this would differ if you recognized revenue based on a proportional performance model like volume of groundwater treated. In your response include if the contracts contain any interim deliverables or milestones, if the fees have standard rates based on the services performed and if a customer is obligated to pay for a service once it is performed.

Basin Water’s Response: Basin Water has revised the disclosure on pages F-7 to F-8 of the Amendment in accordance with the Staff’s comment. As set forth in that disclosure, Basin Water accounts for “service fees” based on the volume of water treated each month. Basin Water only recognizes that portion of contract revenue which pertains to the capital component of systems under contract under the straight line method. Basin Water believes that this revenue recognition method best reflects the value of having the system’s capacity available to

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the customer at all times and is similar to the method used for calculating depreciation. Basin Water acknowledges the Staff’s comment regarding the “proportional performance model” but respectfully submits that recognition of revenue on this basis would not be appropriate in this situation. This is because the volume of water treated has little or no effect on the physical wear and tear on Basin Water’s systems. The systems have a long economic life because most of the system components are either steel, fiberglass or polyvinylchloride pipe. In addition, there are few moving parts, and the system operates under relatively low pressure and at a low temperature, that of the groundwater being treated. As a result, a system that has a high volume of water treatment over a period of time will have very similar physical characteristics and capabilities as one that treats a much lower volume of water. Therefore, recognizing revenue on a straight-line basis reflects the best method of revenue recognition. Basin Water also notes that its customer contracts do not contain interim deliverables or milestones and that payments are not based on services performed by it, but rather by the volume of water treated by the system.

42.	Tell us the amount of fees paid to Shaw in connection with the water treatment system sales and recurring service revenues in fiscal 2002, 2003 and 2004 and the nine month period ended September 30, 2005. Tell us whether you classify these fees as a reduction of revenue or cost of revenue in your statement of operations and the basis for your presentation. Include in your response the consideration of the warrants issued to Shaw and the $300,000 unsecured note receivable, as applicable. See EITF 01-9.

Basin Water’s Response: As Basin Water did not enter into an agreement with Shaw until December 2005, it had no transactions with Shaw in fiscal 2002, 2003 and 2004 or in the nine-month period ended September 30, 2005 and paid no fees to Shaw through December 31, 2005. Basin Water has updated the Amendment to include financial statements for the 2005 fiscal year, and in this disclosure, it has included a discussion of the warrant issued to Shaw in connection with water treatment system sales and recurring service revenues in Note 15 to the financial statements on page F-25 of the Amendment.

The $300,000 unsecured note receivable was related to Basin Water’s arrangements with a customer other than Shaw. Please refer to Note 8 of the audited financial statements on page F-16 of the Amendment for disclosure regarding this note receivable.

43.	We note your groundwater treatment systems employ Basin IX software for their operations. Please tell us if you have any separate arrangements for the software and groundwater treatment systems. Include whether or not the software elements of these contracts meet the criteria of segmenting and if they should be treated as a separate profit center. See paragraphs 39 through 42 of SOP 81-1.

Basin Water’s Response: The Basin IX software is licensed only in connection with deployment of Basin Water’s groundwater treatment systems (whether by sale or pursuant to a long-term contract), and it is not negotiated or sold as a separate product or service. The software is fully developed such that Basin Water does not anticipate any significant future revisions to the software. As such, Basin Water incurs very little cost in licensing the software to

H. Christopher Owings March 24, 2006 Page 16	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

its customer. In addition, Basin Water considers the software to be an integral piece of the water treatment system, and because its cost is not material, it is included in the overall cost of each system to the customer. For these reasons, Basin Water does not believe the license of the Basin IX software meets the criteria of a separate profit center.

Note 14 - Stock Option Plan, page F-20

44.	Please provide a summary of warrant activity for the period issued in connection with debt, equity securities and in exchange for products or services. Include a description of existing registration rights, if applicable. Also include a tabular summary of outstanding warrants as of your most recent balance sheet date. See the illustrative disclosures in paragraph 362, Appendix B of SFAS 123.

Basin Water’s Response: Basin Water has revised Note 15 to the audited financial statements on page F-24 to provide a summary of warrant activity, including a tabular summary of warrants outstanding as of December 31, 2005. Basin Water notes that the holders of warrants to purchase Basin Water’s preferred stock, the lender under the BWCA loan, the purchasers of the XACP notes and Aqua America all have registration rights in connection with their warrants. The registration rights related to these warrants are described under “Description of Capital Stock – Registration Rights” on page 90 of the Amendment.

45.	Please tell us how you accounted for Mr. Tekulve’s options to purchase 60,000 shares of common stock on an accelerated basis and the effects on your results of operations, if applicable. We refer you to page 73.

Basin Water’s Response: The options to purchase 60,000 shares of common stock granted to Mr. Tekulve were the result of negotiations between Mr. Tekulve and the Board of Directors. Mr. Tekulve suggested to the Board that he receive options to purchase 60,000 shares of common stock in lieu of any future cash payment upon completion of an equity offering or an initial public offering in accordance with an amendment to Mr. Tekulve’s employment agreement. In accounting for these options, Basin Water assumed that such options would have a normal vesting period of three years, given that there is no assurance that an initial public offering will occur prior to the end of such three-year period, or at all. Accordingly, the expected life of these options was calculated at 6.5 years in accordance with the simplified method of calculating expected option life allowed under SFAS No. 123. Because Basin Water is currently providing pro forma disclosure of options granted to employees (see Note 2 to the audited financial statements on page F-11 of the Amendment), there is no effect for these options on the results of operations for the period ended December 31, 2005. Stock-based compensation expense for these options will be recognized in the statements of operations in 2006 and future years in accordance with SFAS No. 123(R).

46.

Please provide your proposed initial public offering price. If your proposed initial public offering price is more than the estimated fair value on which compensation expense was measured prior to the initial public offering please justify your estimate of fair value. We look to objective evidence as the best support for the

H. Christopher Owings March 24, 2006 Page 17	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

determination of fair value. Examples of objective evidence include transactions with third parties involving the issuances or repurchases of stock for cash at or near the date of issuing the options. Include preferred share sales and reconcile between the sales price of the Series A and B preferred and common shares within the same timeframe. Discuss and quantify the impact on your fair value of any events that occurred between the dates the options were granted and the date the registration statement was flied to support a fair vale below the proposed initial public offering price. We may have further comment.

47.	Please tell us the amount of compensation expense recorded in connection with options to purchase common shares issued between 2002 and 2005, if any at all. In your response, tell us how you determined the estimated fair value of common shares was in relation to the stock options during these periods. Include the involvement of independent appraisals, investment bankers, or others with similar expertise to support your determination of market value as the term is used in paragraph 10(a) of APB No. 25. We may have further comment.

Basin Water’s Response: Basin Water sets forth its response to Comment Nos. 46 and 47 below:

Since its incorporation in December 1999, Basin Water has funded its operations primarily through the private placement of equity securities, debt financing and the sale of its groundwater treatment systems. Basin Water raised approximately $0.5 million from the sale of its common stock in September 2000 at $0.11 per share and $0.9 million from the sale of its common stock in at $0.83 per share in April 2001; $2.5 million from the sale of its Series A preferred stock in several closings from November 2001 through July 2002 at $4.00 per share; $6.9 million from the sale of its Series B preferred stock in several closings from November 2002 to April 2005 at $4.00 per share; and $3.6 million from the sale of its common stock in several closings from May 2005 to September 2005 at $5.00 per share. Also, Basin Water borrowed approximately $4.0 million under the BWCA loan in July 2003, issued the XACP notes in principal amount of $5.0 million in October 2005 and issued the Aqua note in principal amount of $2.0 million in February 2006. The proceeds from the above financings were used primarily to fund Basin Water’s operating losses, research and development efforts and manufacture of its systems.

During the first half of 2005, management initiated informal discussions with investment bankers regarding the potential for an initial public offering (“IPO”) of Basin Water’s common stock. In April 2005, Basin Water’s Board of Directors authorized the company to begin its preliminary preparation for an IPO process and, on August 17, 2005, Basin Water held an organizational meeting for an IPO. Although these discussions and decisions indicate an intention on the part of Basin Water to consider a potential IPO, both the Board of Directors and management understood that Basin Water would need to experience significant positive financial growth and engage in an aggressive national marketing effort before Basin Water could successfully complete its IPO. To that end, Basin Water achieved the following three key financial events

H. Christopher Owings March 24, 2006 Page 18	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

during the fourth quarter of 2005, which were critical to its continued operations and future growth:

1.	In October 2005, Basin Water issued the XACP Notes to private investors, under which Basin Water received net proceeds of approximately $4.7 million. These funds provided additional capital for its continued growth and further operations.

2.	In early December 2005, Basin Water entered into a national marketing agreement with Shaw Environmental, Inc. (“Shaw”) with respect to Basin Water’s arsenic treatment systems. This was a significant financial event because management anticipates that this marketing agreement will result in increased revenues to Basin Water over the next few years, and it also provides Basin Water a national platform from which to sell its systems. Pursuant to a $5.0 million commitment letter under this agreement, Basin Water sold three arsenic treatment systems to Shaw in December 2005, resulting in an increase in revenues and profits.

3.	In December 2005, Basin Water signed an engagement letter with Janney Montgomery Scott LLC in connection with the IPO.

In light of these foregoing significant financial events, and with the benefit of hindsight, Basin Water considered whether certain of the stock options granted and warrants issued during and after the fourth quarter of 2005 contained a compensatory element that should be recorded within the financial statements. Accordingly, Basin Water has recorded deferred compensation and other deferred charges in its 2005 financial statements for the issuance of stock options and warrants between October 2005 and December 2005 with an exercise price below the new deemed fair value of the common stock at the date of issuance. Also, Basin Water expects to record additional deferred compensation and other deferred charges in its 2006 financial statements for the issuance of stock options granted in January 2006 and warrants issued in February 2006. The calculation of these expenses and charges are set forth below.

Through mid-2005, each of the common stock and Series A and B preferred stock financings provided only enough capital to fund operations for no more than one year following completion of the applicable financing. During this time period, Basin Water’s revenues were low and its sales of systems were not sufficient to consistently generate profitable operations. Therefore, Basin Water’s common stock was a high-risk instrument with only marginal value, if any. In addition, the holders of Basin Water’s preferred stock are entitled to a preference prior to any payment to the common stock upon the sale, merger, liquidation or winding up of the company. Specifically, the holders of each series of preferred stock are entitled to an amount per share equal to the stated price of the preferred stock before any amount may be paid to the holders of any common stock. Also, the holders of Basin Water’s preferred stock have redemption rights, pursuant to which the holders are entitled to receive the stated price of the preferred stock 10 years after the date of first issuance of the class of securities. As a result, Basin Water believes that the fair value of its common stock was and continues to be at least 15% to 20% less than that of its preferred stock.

H. Christopher Owings March 24, 2006 Page 19	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

Basin Water’s historical annual revenues are summarized below:

Revenues
2000	$0.0M
2001	$0.0M
2002	$0.2M
2003	$2.1M
2004	$4.3M
2005	$12.2M

The table below summarizes Basin Water’s cash balance, debt outstanding, and liquidation preferences during the month of final closing of each of its Series A and Series B preferred stock financings:

Month Ended	Cash Balance	Debt Outstanding	Liquidation Preferences	Financing
July 2002	$0.6M	$0.0M	$2.5M	Series A
April 2005	$0.9M	$4.0M	$6.9M	Series B

2005 Activities

Basin Water’s stock options granted in February 2005 have an exercise price of $4.00 per share, which was 100% of the $4.00 price per share for the Series B preferred stock issued in January 2005, and those stock options granted in April 2005 have an exercise price of $5.00 per share, which was 125% of the $4.00 price per share for the Series B preferred stock issued in April 2005 and the same as the price per share of the common stock issued between May 2005 and September 2005. Further, the stock options granted in June 2005 through August 2005 have an exercise price of $5.00 per share, which is also the same as the price per share of the common stock issued between May 2005 and September 2005. The exercise prices of these stock options were equal to or no less than the fair value of the underlying common stock as determined in good faith by Basin Water’s Board of Directors. In its determination of the fair value of the common stock, the Board of Directors considered, among other factors:

•	The liquidation preference, anti-dilution and redemption rights of the preferred stock and the lack of such rights for the common stock;

•	The per share price for concurrent or recent sales of common stock and redeemable convertible preferred stock;

•	Historical performance and operating results at the time of the grant;

•	Expected future earnings performance;

•	Liquidity and future capital requirements;

•	Stage of development and business strategy;

•	Marketplace developments and major competition;

•	Market barriers to entry;

•	Strategic relationships with third parties;

H. Christopher Owings March 24, 2006 Page 20	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

•	Size of workforce and related skills;

•	The illiquidity of the common stock; and

•	The likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or a sale.

2005 Cash Levels

Basin Water has consistently operated under significant financial constraints, and has been dependent on new and existing investors to continue to finance its operations. In the fall of 2005, after expending significant efforts in raising debt or equity financing, Basin Water was finally able to raise $5.0 million in subordinated debt, which could not be raised without an offer of warrants to purchase 1,000,000 shares of its common stock. The following table demonstrates Basin Water’s vulnerable financial situation, and its dependence on new investment throughout 2005. Basin Water’s preferred stockholders hold substantial liquidation preferences ($9.4 million at December 31, 2005) which preferences, should a liquidity event occur, would result in minimal, if any, residual value to the common stockholders.

Quarter Ended	Cash Balance	Debt Outstanding	Liquidation Preferences
March 2005	$1.3M	$4.0M	$9.4M
June 2005	$0.2M	$4.0M	$9.4M
September 2005	$0.9M	$4.0M	$9.4M
December 2005	$2.7M	$9.0M	$9.4M

Basin Water notes that in light of these factors, there was very little, if any, equity available that could be distributed to common stockholders in the event of a liquidation.

Deemed Fair Value of Common Stock

Based on preliminary discussions with, and presentations and materials provided by, its investment bankers, Basin Water anticipates the price for its common stock in the IPO to be approximately [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: ***] per share. Basin Water believes that the fair value of common stock set by its Board of Directors at the time of the grant of stock options during the period leading up to the filing of this Amendment was appropriate. However, with the benefit of hindsight and for financial accounting purposes, Basin Water believes that the appropriate deemed fair value of its common stock increased on a monthly basis from $5.00 per share in September 2005 to an expected [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: ***] per share in March 2006. Basin Water believes this monthly increase approximates the value of the company during this period, as it continued to increase employee headcount, operations and revenues and met various milestones. These deemed fair values serve as Basin Water’s basis for determining deferred compensation to be reported in its 2005 and 2006 financial statements.

H. Christopher Owings March 24, 2006 Page 21	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

A summary of the deemed fair values of Basin Water’s common stock is as follows:

[CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC. FOR THE BRACKETED ([ ]) INFORMATION IN THE FOLLOWING TABLE]

Month	Revised FV per Share		Change in FV		Milestones
February 2005		$4.00			Sale of Series B convertible warrants at $4.00 per share

May 2005		$5.00		$1.00	Commenced sale of common stock at $5.00 per share

August 2005		$5.00			Continued sales of common stock at $5.00 per share

September 2005		$5.00			Completed sale of common stock at $5.00 per share

October 2005	$	[***]	$	[***]	Issued $5.0 million of subordinated notes; issued warrants to purchase 1,000,000 million shares at a weighted average exercise price of $5.88 per share

November 2005	$	[***]	$	[***]

December 2005	$	[***]	$	[***]	Signed marketing agreement and $5.0 million commitment letter with Shaw; signed engagement letter with Janney Montgomery Scott LLC

January 2006	$	[***]	$	[***]

February 2006	$	[***]	$	[***]	Filed Form S-1 with the SEC

March 2006	$	[***]	$	[***]	Filed Amendment No. 1 to S-1 with the SEC

Option Issuances and Stock-Based Compensation

Below is a summary of the stock options granted, the option price, the deemed fair value of Basin Water’s common stock and the deferred compensation recorded or to be recorded for the period from January 2005 through March 2006:

H. Christopher Owings March 24, 2006 Page 22	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

[CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC. FOR THE BRACKETED ([    ]) INFORMATION IN THE FOLLOWING TABLE]

Grant Date	Options Granted	Option Price	Deemed Fair Value of Common Stock		Deferred Compensation Recorded
February 2005	50,000	$4.00	$	[***]	$0
April 2005	80,000	$5.00	$	[***]	0
June 2005	145,000	$5.00	$	[***]	0
July 2005	10,000	$5.00	$	[***]	0
August 2005	50,000	$5.00	$	[***]	0
November 2005	6,000	$5.00	$	[***]	[****]
December 2005	100,000	$5.00	$	[***]	[****]
January 2006	140,000	$5.00	$	[***]	[****]
February 2006	0	—	$	[***]	0
March 2006	0	—	$	[***]	0

Total	581,000				$629,640

Accordingly, Basin Water recorded deferred compensation of approximately $0.2 million during the fourth quarter of 2005, all of which will be amortized to expense over the related vesting period for each option grant using an accelerated method.

For the reasons described above, Basin Water believes that the deferred compensation recorded or to be recorded by Basin Water for these periods has been appropriately determined. Basin Water believes the deemed fair value of the common stock, as set forth in the table above, is fair and reasonable in view of the general business conditions at the time, Basin Water’s financial position, the recent sale of Basin Water’s preferred stock at $4.00 per share, the recent sale of Basin Water’s common stock at $5.00 per share and the issuance of warrants to purchase Basin Water’s common stock at a weighted average price of $5.88 per share. Basin Water believes that there is a volatile market for new water industry issues which underscores the conservative assumptions its Board of Directors has made on these valuation matters.

Warrants Issuances and Related Charges

During 2005, Basin Water issued warrants to purchase a total of 1,480,000 shares of its common stock to non-employees. During the month of February 2006, Basin Water issued additional warrants to purchase a total of 450,000 shares of its common stock to non-employees. These warrants were accounted for under EITF 98-16 and their related fair value was computed using the Black-Scholes valuation model. The fair values for the underlying common shares used in the computation are the deemed fair values noted above.

H. Christopher Owings March 24, 2006 Page 23	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

Basin Water recorded the fair value of these warrants in its 2005 financial statements in accordance with the underlying transactions for which the warrants were issued. Accordingly:

•	Basin Water recorded [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] in fair value of warrants to purchase 180,000 shares of common stock issued in connection with the sale of a system in September 2005 as a charge against system sales revenues as such revenues are recognized, with a corresponding credit to common stock.

•	Basin Water recorded [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] in fair value of warrants to purchase 1,000,000 shares of common stock issued in connection with the issuance of the XACP Notes in October 2005 as a discount to the face value of such indebtedness, with a corresponding credit to common stock. The discount is being amortized as a charge to interest expense over the 3-year term of the XACP Notes.

•	Basin Water recorded and expects to record the [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] in fair value of warrants to purchase 300,000 shares of common stock issued in connection with the commitment by Shaw to purchase $5.0 million of Basin Water’s systems in December 2005 as a charge against system sales revenues as such revenues are recognized, with a corresponding credit to common stock.

In addition, Basin Water determined that certain warrants issued during 2005 and 2006 contained a compensatory element that should be recorded within the financial statements. Accordingly:

•	Basin Water recorded a [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] deferred charge in its 2005 financial statements for the issuance of common stock warrants granted in December 2005 with an exercise price below the new deemed fair value of the common stock at the date of issuance. This deferred asset will be charged against revenues as such revenues are recognized for system sales to Shaw.

•	Basin Water expects to record an additional [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] deferred charge in its 2006 financial statements for the issuance of warrants in February 2006 with an exercise price below the new deemed fair value of common stock at the date of issuance. The 50,000 warrants issued in February 2006 were issued to Basin Water’s lender under the BWCA loan. Accordingly, the [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] deferred asset will be charged to interest expense over the remaining life of the $4.0 million BWCA loan.

•	Basin Water expects to record an additional [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] deferred charge in its 2006 financial statements for the issuance of 400,000 warrants in February 2006 with an

H. Christopher Owings March 24, 2006 Page 24	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

exercise price below the new deemed fair value of common stock on the date of issuance. These warrants were issued to Aqua America in connection with a proposed nationwide strategic alliance with Aqua America and the issuance of a $2.0 million subordinated note in February 2006. Accordingly, this [CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER: $****] deferred asset will be charged to selling, general and administrative expense over a 5-year period, which is the term of the strategic alliance agreement with Aqua America.

Below is a summary of the common stock warrants issued, the exercise price, the deemed fair value of Basin Water’s common stock and the deferred charges, the charges against system sales revenues and the discount to face value of indebtedness recorded or to be recorded for the period from January 2005 through February 2006:

[CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC. FOR THE BRACKETED ([    ]) INFORMATION IN THE FOLLOWING TABLE]

Grant Date	Warrants Issued	Weighted Average Exercise Price	Deemed Fair Value of Common Stock		Deferred Assets Recorded	Charge Against Revenues or Discount to Indebtedness
September 2005	180,000	$5.50	$	[***]	$0	$	[****]
October 2005	1,000,000	$5.88	$	[***]	0		[****]
December 2005	300,000	$7.00	$	[***]	[****]		[****]
February 2006	50,000	$8.00	$	[***]	[****]
February 2006	400,000	$6.25	$	[***]	[****]

Total	1,930,000				$985,000		$1,564,940

For the reasons described above, Basin Water believes that the charges and deferred assets recorded or to be recorded for these periods have been appropriately determined. Basin Water believes the deemed fair value of the common stock, as set forth above in the table, is fair and reasonable in view of Basin Water’s development and the factors previously discussed.

Recent Sales of Unregistered Securities, page II-2

48.	For each of the transactions, as applicable, please name the persons or identify the class of persons to whom the securities were sold. For example, in paragraph 2, you identify the purchasers as “individual investors.” Further, for each of the transactions, as applicable, please state the nature and aggregate amount of the consideration received by Basin Water. For example, please expand your disclosure in paragraph 1 to disclose the value of the services provided by two of your directors and the associates of one of the directors for the warrants to purchase 62,750 shares of your Series A preferred stock. Also, for each of the

H. Christopher Owings March 24, 2006 Page 25	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

transactions, as applicable, please disclose the date of the transaction. For example, please disclose the date of the transaction in paragraph 9.

Basin Water’s Response: Basin Water has revised the disclosure on page II-2 to II-3 of the Amendment in accordance with the Staff’s comment.

* * *

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas C. Tekulve, Basin Water, Inc.

Keith R. Solar, Alhadeff & Solar

Faye H. Russell, Latham & Watkins LLP

Brian M. Katz, Pepper Hamilton LLP

H. Christopher Owings March 24, 2006 Page 26	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

EXHIBIT A

ARTWORK

[Submitted to SEC under separate cover]

H. Christopher Owings March 24, 2006 Page 27	CONFIDENTIAL TREATMENT REQUESTED BY BASIN WATER, INC.

EXHIBIT B

JOURNAL AWWA ARTICLE

[Submitted to SEC under separate cover]